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                                                  October 11, 1995

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                            Re:  Form 13D

Gentlemen:

   On behalf of our client, The Care Group, Inc., a Delaware corporation, (the "Company"), we hereby submit six copies of Form 13D for the Board of Directors of the Company, one of which is manually signed.

   Please file-stamp the enclosed copy of this letter and return it to the undersigned in the enclosed self-addressed, stamped envelope to evidence receipt hereof.

   Please contact me with any questions at (212) 490-6080.


                  Very truly yours,


              /s/  Christina Walsh Hope
                   Christina Walsh Hope



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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549


                               SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*

                            The Care Group, Inc.

                              (Name of Issuer)

                                Common Stock

                      (Title of Class of Securities)

                                141653105
                             (CUSIP Number)

                         Board of Directors,
                   The Care Group, One Hollow Lane,
                        Lake Success, NY  11042

           (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           October 3, 1995
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Check the following box if a fee is being paid with the statement [ ] ( A fee is not requred only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                         SCHEDULE 13D
CUSIP No. 141653105

1)  Name of reporting person

S.S. or I. R. S. No of the above person
Board of Directors of The Care Group, Inc., Voting Trustee

2)  Check the Appropriate box if a member of a group

                                    (a)  [  ]
                                    (b)  [  ]

3)   Sec Use Only

4)  Source of Funds                       N/A

5)  Check box if disclosure of legal proceedings is required pursuant
     to items 2(d) or 2(e)                 [  ]

6)  Citizenship or place of Organization

                 New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)  Sole Voting power

                   0

8)  Shared voting power

                   0

9)  Sole Dispositive Power

                   0

10)  Shared Dispositive Power

                   0

11)  Aggregate amount beneficially owned by each reporting person

                    0

12)  Check box if the aggregate amount in row (11) excludes certain shares

                      [  ]

13)  Percent of class represented by amount in Row (11)

                         0

14)  Type of Reporting person

                        00





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Items  1,2,3,4, 6 and 7

No amendments

Item 5.  Interest in Securities of the Issuer

The Board of Directors of The Care Group, Inc. no longer has voting power over the Reported Shares (as defined in the initial Report on Form 13D). The Board of Directors has been informed that the previous owner of the Reported Shares has sold these shares, and has agreed to release the shares from the Voting Trust.



Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



October 6, 1995              THE BOARD OF DIRECTORS OF
                             THE CARE GROUP, INC.


                     By: /s/ Ann T. Mittasch, President
                             Ann T. Mittasch, President